Filed pursuant to Rule 424(b)(3)
Registration No. 333-140073

PROSPECTUS

Lexington Realty Trust

39,014,267 Common Shares of Beneficial Interest

This prospectus relates to and covers two separate offerings:

Issuance of Common Shares Upon Redemption of MLP Units

At our election, we may issue up to 35,505,267 of our common shares of beneficial interest, par value $0.0001 per share, or our common shares, in exchange for units of limited partnership interest in one of our operating partnerships, The Lexington Master Limited Partnership, or the MLP. We refer to these units of limited partnership interest as MLP Units. Our common shares may be issued in exchange for MLP Units, upon the tendering of such units by their holders for redemption or the acquisition of such units by us in lieu of redemption (each such transaction a “redemption”). We may elect to pay the per unit redemption price in cash or by issuance of our common shares.

Resale of Common Shares by Selling Stockholders

Up to 26,836,836 of our common shares issuable upon redemption of MLP Units to certain holders that may be deemed our affiliates and that are named in this prospectus under “Selling Stockholders”, 3,500,000 of our common shares currently held by Winthrop Realty Trust, which may be deemed an affiliate of ours, and 9,000 of our common shares currently held by The LCP Group, L.P., which may be deemed an affiliate of ours, may be offered for resale by such affiliates from time to time in one or more types of transactions described in this prospectus under “Plan of Distribution.”

We will not receive any additional cash consideration when we issue our common shares to holders of MLP Units upon redemption of their MLP Units. Also, we will not receive any of the proceeds from the sale of common shares by the selling shareholders. We have agreed to pay the expenses of the registration and issuance of the common shares.

To ensure that we maintain our qualification as a real estate investment trust under the applicable provisions of the Internal Revenue Code of 1986, as amended, ownership of our equity securities by any person is subject to certain limitations. See “Certain Provisions of Maryland Law and of our Declaration of Trust and Bylaws—Restrictions Relating to REIT Status.”

Investing in our common shares involves risks. See “Risk Factors” referred to on page 7 of this prospectus and in any accompanying prospectus supplement.

Our common shares are listed on the New York Stock Exchange under the symbol “LXP.” On January 17, 2007, the last reported sale price of our common shares on the New York Stock Exchange was $21.77 per share.

Our principal executive offices are located at One Penn Plaza, Suite 4015, New York, New York 10119-4015 and our telephone number is (212) 692-7200.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 18, 2007.

TABLE OF CONTENTS

About This Prospectus	3
Forward-Looking Statements	4
Summary	5
Risk Factors	7
Use of Proceeds	8
Description of Common Shares	9
Certain Provisions Of Maryland Law and of our Declaration of Trust and Bylaws	11
The MLP’s Second Amended and Restated Partnership Agreement; Redemption of MLP Units	15
United States Federal Income Tax Considerations	29
Selling Shareholders	41
Plan of Distribution	42
Experts	45
Legal Matters	45
Where You Can Find More Information	45

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, the securities described in this prospectus only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. You should not assume that the information appearing in this prospectus or any applicable prospectus supplement or the documents incorporated by reference herein or therein is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operation and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling shareholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling shareholders. We may also file, from time to time, a prospectus supplement or an amendment to the registration statement of which this prospectus forms a part containing additional information about the selling shareholders and the terms of the offering of the securities. That prospectus supplement or amendment may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement or amendment may also add, update, or change information in this prospectus. If there is any supplement or amendment, you should rely on the information in that prospectus supplement or amendment.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement and any amendments to such registration statement, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.” Information incorporated by reference with the SEC after the date of this prospectus, or information included in any prospectus supplement or an amendment to the registration statement of which this prospectus forms a part, may add, update, or change information in this prospectus or any prospectus supplement. If information in these subsequent filings, prospectus supplements or amendments is inconsistent with this prospectus or any prospectus supplement, the information incorporated by reference or included in the subsequent prospectus supplement or amendment will supersede the information in this prospectus or any earlier prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

All references to the “Company,” “we” and “us” in this prospectus means Lexington Realty Trust and all entities owned or controlled by us except where it is clear that the term means only the parent company. The term “you” refers to a prospective investor.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus include “forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” or the negative of these words or other similar words or terms. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;
•	adverse developments with respect to our tenants;
•	legislative/regulatory changes including changes to laws governing the taxation of REITs;
•	availability of debt and equity capital;
•	interest rates;
•	competition;
•	supply and demand for properties in our current and proposed market areas;
•	risks inherent in the integration of acquired businesses including the integration of the businesses of Newkirk and Lexington;
•	policies and guidelines applicable to REITs; and
•	the other factors referenced under the heading “Risk Factors” beginning on page 7 of this prospectus.

These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference in this prospectus. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements to reflect events or developments after the date of this prospectus.

SUMMARY

The information below is only a summary of the information included elsewhere in this prospectus and the documents incorporated herein by reference. This summary does not contain all the information that may be important to you or that you should consider before investing in our common shares. As a result, you should carefully read this entire prospectus, as well as the information incorporated herein by reference.

We are a self-managed and self-administered real estate investment trust, commonly referred to as a REIT, formed under the laws of the State of Maryland. In addition to our common shares, we have three outstanding classes of beneficial interests classified as preferred stock, which we refer to as preferred shares: our 8.05% Series B Cumulative Redeemable Series B Preferred Stock, or Series B Preferred Shares, our 6.50% Series C Cumulative Convertible Preferred Stock, or Series C Preferred Shares, and our special voting preferred stock. Our common shares, Series B Preferred Shares and Series C Preferred Shares are traded on the New York Stock Exchange under the symbols “LXP”, “LXP_pb” and “LXP_pc”, respectively. Our primary business is the acquisition, ownership and management of a geographically diverse portfolio of net leased office, industrial and retail properties. Substantially all of our properties are subject to triple net leases, which are generally characterized as leases in which the tenant bears all or substantially all of the costs and cost increases for real estate taxes, utilities, insurance and ordinary repairs and maintenance.

On December 31, 2006, we completed our merger with Newkirk Realty Trust, Inc., or Newkirk (the “Merger”). Newkirk’s primary business was similar to our primary business. All of Newkirk’s operations were conducted and all of its assets were held through its master limited partnership, The Newkirk Master Limited Partnership, which we refer to as the MLP. Newkirk was the general partner and owned 30.1% of the MLP. In connection with the Merger, we changed our name to Lexington Realty Trust, the MLP was renamed The Lexington Master Limited Partnership and our subsidiary became the general partner of the MLP and the holder of a 31.0% ownership interest in the MLP.

In the Merger, Newkirk merged with and into us and we were the surviving entity. Each holder of Newkirk’s common stock received 0.80 of our common shares in exchange for each share of Newkirk’s common stock, and the MLP effected a reverse unit-split pursuant to which each outstanding MLP Unit was converted into 0.80 units. Each MLP Unit is currently redeemable at the option of the holder for cash based on the value of our common share or, if we elect, on a one-for-one basis for our common shares.

Following the completion of the Merger, we had ownership interests in approximately 365 properties, located in 44 states and The Netherlands and containing an aggregate of approximately 58.6 million net rentable square feet of space. Approximately 97.3% of the net rentable square feet are subject to a lease. Through the MLP we also own a 50% interest in a joint venture which recently closed its first collateralized debt obligation, or CDO offering. The MLP’s joint venture partner is Winthrop Realty Trust, which we refer to as Winthrop, a REIT listed on the New York Stock Exchange. Our executive chairman, Michael L. Ashner, is the chief executive officer and chairman of Winthrop. An aggregate of $377 million of investment grade-related debt was issued in the CDO and the joint venture retained an equity investment in the portfolio with a notional amount of $88 million. We anticipate that the joint venture will significantly expand its operations in the foreseeable future.

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or the Code, commencing with our taxable year ended December 31, 1993. If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders.

We grow our portfolio through (i) strategic transactions with other real estate investment companies, (ii) acquisitions of individual properties and portfolios of properties from: (A) corporations and other entities in sale-leaseback transactions; (B) developers of newly-constructed properties built to suit the needs of a corporate tenant; and (C) sellers of properties subject to an existing lease, (iii) debt investments secured by real estate assets and (iv) the building and acquisition of new business lines and operating platforms.

We have diversified our portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. We believe that this diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type.

As part of our ongoing efforts, we expect to continue to (i) effect strategic transactions and portfolio and individual property acquisitions and dispositions, (ii) explore new business lines and operating platforms, (iii) expand existing properties, (iv) attract investment grade and other quality tenants, (v) extend lease maturities in advance of expiration and (vi) refinance outstanding indebtedness when advisable. Additionally, we expect to continue to enter into joint ventures with third-party investors as a means of creating additional growth and expanding the revenue realized from advisory and asset management activities.

Through our wholly-owned taxable REIT subsidiary, we act as the advisor to Lexington Strategic Asset Corp., or LSAC, a specialty investment company of which we own a substantial majority of the fully diluted outstanding common stock. LSAC seeks to make investments in (i) general purpose real estate net leased to unrated or below investment grade credit tenants, (ii) net leased special purpose real estate located in the United States, such as medical buildings, theaters, hotels and auto dealerships, (iii) net leased properties located in the Americas outside of the United States with rent payments denominated in United States dollars which are typically leased to U.S. companies, (iv) specialized facilities in the United States supported by net leases or other contracts where a significant portion of the facility’s value is in equipment or other improvements, such as power generation assets and cell phone towers, and (v) net leased equipment and major capital assets that are integral to the operations of LSAC’s tenants and LSAC’s real estate investments.

Our operating partnership structure enables us to acquire properties by issuing to sellers, as a form of consideration, limited partnership interests in any of our four operating partnership subsidiaries Leperq Corporate Income Fund L.P., Leperq Corporate Income Fund II L.P., Net 3 Acquisition L.P. and the MLP. We refer to these subsidiaries as Operating Partnerships and to these limited partnership interests as OP units. The OP units are redeemable, after certain dates, for our common shares. We believe that this structure facilitates our ability to raise capital and to acquire portfolio and individual properties by enabling us to structure transactions which may defer tax gains for a contributor of property while preserving our available cash for other purposes, including the payment of dividends and distributions.

Our principal executive offices are located at One Penn Plaza, Suite 4015, New York, New York 10119-4015 and our telephone number is (212) 692-7200. None of the information on our website is a part of this prospectus.

THE OFFERINGS

There are two offerings covered by this prospectus:

•

the issuance of our common shares in exchange for MLP Units, upon the tendering of such units by their holders for redemption or the acquisition of such units by us in lieu of redemption (each such transaction a “redemption”); and

•

the resale of our common shares issued upon redemption of MLP Units by the selling shareholders named in this prospectus and the resale of our common shares currently held by Winthrop Realty Trust and The LCP Group, L.P.

We may issue our common shares in exchange for MLP Units upon the redemption of the units by their holders on a one share for one unit basis. There are 35,505,267 MLP Units that may be redeemed for shares issued pursuant to this prospectus, which represent 68.9% of the total outstanding MLP Units. We may assume the redemption obligations of the MLP and may elect to pay the per unit redemption price in cash or by issuance of our common shares.

Up to 26,836,836 of our common shares issuable upon redemption of MLP Units to certain holders that may be deemed our affiliates and that are named in this prospectus under “Selling Stockholders”, 3,500,000 of our common shares currently held by Winthrop Realty Trust, which may be deemed an affiliate of ours, and 9,000 of our common shares currently held by The LCP Group, L.P., which may be deemed an affiliate of ours, may be offered for resale by such affiliates from time to time in one or more types of transactions described in this prospectus under “Plan of Distribution.”

                RISK FACTORS

Investing in our common shares involves risks and uncertainties that could affect us and our business as well as the real estate industry generally. You should carefully consider the specific factors appearing or incorporated by reference in this prospectus. You should carefully consider the risks discussed under the caption “Risk Factors” included in our Annual Report on Form 10-K/A for the period ended December 31, 2005, in our most recent Quarterly Report on Form 10-Q for the period ending September 30, 2006 and to our Rule 424(b)(3) prospectus filed with the SEC on October 17, 2006 and incorporated by reference in this prospectus. These risk factors may be amended, supplemented or superseded from time to time by risk factors contained in any prospectus supplement or post-effective amendment we may file or in other reports we file with the SEC in the future. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

USE OF PROCEEDS

We will not receive any additional consideration when we issue common shares to the holders of MLP Units upon redemption of their units. Also, we will not receive any of the proceeds from the resale of common shares by the selling shareholders. The selling shareholders will receive all proceeds from the sale of common shares.

DESCRIPTION OF COMMON SHARES

The following is a summary of provisions of our common shares as of the date of this prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to our declaration of trust and bylaws, each as amended or restated. See “Where You Can Find More Information” in this prospectus.

General

Authorized Capital

Under our declaration of trust, we have the authority to issue up to 1,000,000,000 shares of beneficial interest, par value $0.0001 per share, of which 400,000,000 shares are classified as common shares, 500,000,000 shares are classified as excess shares and 100,000,000 shares are classified as preferred shares, of which 3,160,000 shares are designated as the 8.05% Series B Cumulative Redeemable Preferred Shares, or Series B Preferred Shares, and 3,100,000 shares are designated as the 6.50% Series C Cumulative Convertible Preferred Shares, or Series C Preferred Shares and one share is classified as special voting preferred stock. Under Maryland law, our shareholders generally are not responsible for our debts or obligations as a result of their status as shareholders.

Special Voting Preferred Stock

The special voting preferred stock gives holders of the voting MLP Units voting rights generally similar to those of our shareholders. As of December 31, 2006, the number of votes was 35,505,267, subject to reduction by the number of voting MLP Units that are subsequently redeemed by us. Pursuant to a voting trustee agreement, NKT Advisors LLC will hold the special voting preferred stock and will cast the votes attached to the special voting preferred stock in proportion to the votes it receives from holders of voting MLP Units, other than the general partner of the MLP, subject to the following limitations. First, Vornado Realty Trust, which we refer to as Vornado, will not have the right to vote for board members at any time when an affiliate of Vornado is serving or standing for election as a board member. In addition, at all other times, Vornado’s right to vote in the election of trustees will be limited to the number of voting MLP Units that it owns, not to exceed 9.9% of our common shares outstanding on a fully diluted basis. NKT Advisors (through its managing member) will be entitled to vote in its sole discretion to the extent the voting rights of Vornado’s affiliates are so limited. Unitholders in our other Operating Partnerships do not have such a voting right. Accordingly, based on our Lexington common shares (after the exchange of all shares of common stock of Newkirk Realty Trust, Inc. in the merger) and MLP Units outstanding as December 31, 2006, holders of MLP Units will be entitled to cast and/or direct the voting of approximately 34.0% of our votes.

Power to Issue and Classify Our Shares

We may issue our capital shares from time to time in the discretion of our board of trustees to raise additional capital, acquire assets, including additional real properties, redeem or retire debt or for any other business purpose. In addition, the undesignated preferred shares may be issued in one or more additional classes or series with such designations, preferences and relative, participating, optional or other special rights including, without limitation, preferential dividend or voting rights, and rights upon liquidation, as will be fixed by our board of trustees. Our board of trustees is authorized to classify and reclassify any unissued capital shares by setting or changing, in any one or more respects, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares. This authority includes, without limitation, subject to the provisions of our declaration of trust, authority to classify or reclassify any unissued shares into a class or classes of preferred shares, preference shares, special shares or other shares, and to divide and reclassify shares of any class into one or more series of that class.

In some circumstances, the issuance of preferred shares, or the exercise by our board of trustees of its right to classify or reclassify shares, could have the effect of deterring individuals or entities from making tender offers for our common shares or seeking to change incumbent management.

Terms

Subject to the preferential rights of any other shares or class or series of equity securities and to the provisions of our declaration of trust regarding excess shares, holders of our common shares are entitled to receive dividends on the common shares if, as and when authorized by our board of trustees and declared by us out of assets legally available therefor and to share ratably in those of our assets legally available for distribution to our shareholders in the event that we liquidate, dissolve or wind up, after payment of, or adequate provision for, all of our known debts and liabilities and the amount to which holders of any class or series of shares classified or reclassified or having a preference on distributions in liquidation, dissolution or winding up have a right.

Subject to the provisions of our declaration of trust regarding excess shares, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as otherwise required by law or except as otherwise provided in our declaration of trust with respect to any other class or series of shares, including our special voting preferred stock, the holders of our common shares will possess exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of our outstanding common shares and special voting preferred stock entitled to cast a majority of the votes in the election of trustees can elect all of the trustees then standing for election, and the holders of our remaining common shares or special voting preferred stock will not be able to elect any trustees.

Holders of our common shares have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

We furnish our shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm.

Subject to the provisions of our declaration of trust regarding excess shares, all of our common shares will have equal dividend, distribution, liquidation and other rights and will have no preference, appraisal or exchange rights.

Merger, Amendment to Declaration of Trust, Termination

Pursuant to the Maryland REIT law, a real estate investment trust generally cannot amend its declaration of trust or merge unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in our declaration of trust. Our declaration of trust provides that those actions, with the exception of certain amendments to our declaration of trust for which a higher vote requirement has been set, will be valid and effective if authorized by holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon. Certain amendments to preserve our REIT status may be made without shareholder approval. Subject to the provisions of any other class or series of shares, we may be terminated by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter.

Advance Notice of Trustee Nominations and New Business

Our bylaws provide that for any shareholder proposal to be presented in connection with an annual meeting of shareholders, including any proposal relating to the nomination of a trustee, the shareholders must have given timely notice thereof in writing to our secretary in accordance with the provisions of our bylaws.

Restrictions on Ownership

For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities. See “Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws” elsewhere in this prospectus.

Transfer Agent

The transfer agent and registrar for our common shares is Mellon Investor Services, LLC.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION OF TRUST AND BYLAWS

Restrictions Relating To REIT Status

For us to qualify as a REIT under the Code, among other things, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). Our declaration of trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of our equity shares, defined as common shares or preferred shares. We refer to this restriction as the Ownership Limit. Our board of trustees may waive the Ownership Limit if evidence satisfactory to our board of trustees and tax counsel is presented that the changes in ownership will not then or in the future jeopardize our status as a REIT. Our board of trustees has granted waivers of the Ownership Limit to certain holders of our capital stock, including Vornado Realty Trust and Apollo Real Estate Investment Fund III, L.P. Any transfer of equity shares or any security convertible into equity shares that would create a direct or indirect ownership of equity shares in excess of the Ownership Limit or that would result in our disqualification as a REIT, including any transfer that results in the equity shares being owned by fewer than 100 persons or results in our being “closely held” within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to such equity shares. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Equity shares owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit, or that would result in our being “closely held” (within the meaning of Section 856(h) of the Code), will automatically be converted into shares of beneficial interest classified as excess stock, which we refer to as our excess shares, that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such capital shares may be ultimately transferred without violating the Ownership Limit. The excess shares are not entitled to be voted, be considered for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of excess shares prior to our discovery that equity shares have been transferred in violation of the provisions of our declaration of trust will be repaid to us upon demand. The excess shares are not treasury shares, but rather constitute a separate class of our issued and outstanding shares. The original transferee-shareholder may, at any time the excess shares are held by us in trust, transfer the interest in the trust representing the excess shares to any individual whose ownership of the equity shares exchanged into such excess shares would be permitted under our declaration of trust, at a price not in excess of the price paid by the original transferee-shareholder for the equity shares that were exchanged into excess shares, or, if the transferee-shareholder did not give value for such shares, a price not in excess of the market price (as determined in the manner set forth in our declaration of trust) on the date of the purported transfer. Immediately upon the transfer to the permitted transferee, the excess shares will automatically be exchanged for equity shares of the class from which they were converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess shares and to hold the excess shares on our behalf.

In addition to the foregoing transfer restrictions, we will have the right, for a period of 90 days, after the later of the day we receive written notice of a transfer or other event, or our board of trustees determines in good faith that a transfer or other event has occurred, resulting in excess shares, to purchase all or any portion of the excess shares from the original transferee-shareholder for the lesser of the price paid for the equity shares by the original transferee-shareholder or the market price (as determined in the manner set forth in our declaration of trust) of the equity shares on the date we exercise our option to purchase.

Each shareholder will be required, upon demand, to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of capital shares as our board of trustees deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

This Ownership Limit may have the effect of precluding an acquisition of control unless our board of trustees determines that maintenance of REIT status is no longer in our best interest.

Maryland Law

Business Combinations. Under Maryland law, “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the trust’s shares; or
•

an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of the trust.

A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which he otherwise would have become an interested shareholder. However, in approving a transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms or conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland real estate investment trust and an interested shareholder generally must be recommended by the board of trustees of the trust and approved by the affirmative vote of at least:

•	eighty percent of the votes entitled to be cast by holders of outstanding voting shares of the trust; and
•

two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if the trust’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees prior to the time that the interested shareholder becomes an interested shareholder.

In connection with its approval of the Merger, our board of trustees has exempted, to a limited extent, certain holders of Newkirk stock and MLP Units who received our common shares in the Merger.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions. Maryland law provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are trustees of the trust are excluded from shares entitled to vote on the matter. Control Shares are voting shares which, if aggregated with all other shares owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,
•	one-third or more but less than a majority, or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

            A person who has made or proposes to make a control share acquisition may compel the board of trustees of the trust to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction, or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Unsolicited Takeover Provisions of Maryland Law

Publicly-held Maryland statutory real estate investment trusts may elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a trust in its declaration of trust or bylaws (“charter documents”) or by resolution adopted by its board of trustees so long as the trust has at least three trustees who, at the time of electing to be subject to the provisions, are not:

•	officers or employees of the trust;
•	persons seeking to acquire control of the trust;
•	trustees, officers, affiliates or associates of any person seeking to acquire control of the trust; or
•	nominated or designated as trustees by a person seeking to acquire control of the trust.

Articles supplementary must be filed with the State Department of Assessments and Taxation of Maryland if a trust elects to be subject to any or all of the provisions by board resolution or bylaw amendment. Shareholder approval is not required for the filing of these articles supplementary.

The Maryland law provides that a trust can elect to be subject to all or any portion of the following provisions, notwithstanding any contrary provisions contained in that trust’s existing charter documents:

Classified Board: The trust may divide its board into three classes which, to the extent possible, will have the same number of trustees, the terms of which will expire at the third annual meeting of shareholders after the election of each class;

Two-thirds Shareholder Vote to Remove Trustees: The shareholders may remove any trustee only by the affirmative vote of at least two-thirds of all votes entitled to be cast by the shareholders generally in the election of trustees;

Size of Board Fixed by Vote of Board: The number of trustees will be fixed only by resolution of the board;

Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a trustee, may be filled only by the affirmative vote of a majority of the remaining trustees even if they do not constitute a quorum. Trustees elected to fill vacancies will hold office for the remainder of the full term of the class of trustees in which the vacancy occurred, as opposed to until the next annual meeting of shareholders, and until a successor is elected and qualifies; and

Shareholder Calls of Special Meetings: Special meetings of shareholders may be called by the secretary of the trust only upon the written request of shareholders entitled to cast at least a majority of all votes entitled to be cast at the meeting and only in accordance with procedures set out in the Maryland General Corporation Law.

We have not elected to be governed by these specific provisions. However, our declaration of trust and/or bylaws, as applicable, already provide for an 80% vote to remove trustees only for cause, that the number of trustees may be determined by a resolution of our board of trustees, subject to a minimum number and that special meetings of the shareholders may only be called by the chairman of the board of trustees or the president or by a majority of the board of trustees and as may be required by law. In addition, we can elect to be governed by any or all of the provisions of the Maryland law at any time in the future.

                THE MLP’S SECOND AMENDED AND RESTATED PARTNERSHIP AGREEMENT;

                REDEMPTION OF MLP UNITS

Organization; History

The MLP was organized in October 2001 as a Delaware limited partnership to facilitate the January 2002 exchange transaction in which 90 limited partnerships were merged into the MLP and the MLP acquired various other assets related to its management and capital structure. The MLP's original general partner was MLP GP LLC, a Delaware limited liability company owned by affiliates of Vornado Realty Trust and executive officers of Winthrop Realty Partners L.P.

The MLP agreement was amended and restated immediately prior to the consummation of Newkirk’s initial public offering. Pursuant to the amended and restated agreement of limited partnership, Newkirk replaced MLP GP LLC as the sole general partner. In addition, in connection with Newkirk’s initial public offering, Newkirk acquired approximately 30.1% of the MLP Units. Newkirk also effected a pro rata split of partnership units of 7.5801 to one to effect the operation of the MLP in an "UPREIT" structure.

In connection with the Merger, we, through our wholly-owned subsidiaries, Lex GP-1 Trust and Lex LP-1 Trust, (1) acquired partnership interests in the MLP, and (2) entered into the Second Amended and Restated Agreement of Limited Partnership of the MLP, dated as of December 31, 2006, which we refer to as the Amended MLP Agreement. In addition, the MLP was renamed The Lexington Master Limited Partnership. As of December 31, 2006, we, through Lex GP-1 Trust and Lex LP-1 Trust, held the general partner interest and 31.0% of the MLP Units.

The Amended MLP Agreement is substantially similar to the existing partnership agreements for Net 3 and the former partnership agreement for the MLP, with certain exceptions. In particular, the Amended MLP Agreement provides that MLP Units will be redeemable at the option of the holder for cash based on the value of one of our common shares, or, if we elect, on a one-for-one basis for our common shares, in each case after giving effect to a 0.80 for 1 reverse split of outstanding MLP Units. In addition, without consent of holders of a majority of the outstanding MLP Units, exclusive of the MLP Units owned by us, Lex GP-1 Trust, the new general partner, will not be permitted to use any assets of the MLP except to: (i) reimburse us and Lex GP-1 Trust for expenses, including overhead expenses, incurred in connection with the MLP’s business; (ii) to make distributions to partners; and (iii) to acquire assets or make loans for the exclusive benefit of the MLP. Loans to our affiliates may be made on such terms as Lex GP-1 Trust determines in its sole discretion if neither we nor any of our affiliates, other than the MLP, holds an interest in the borrower. All other loans to our affiliates must be made on terms no more favorable than those that could be obtained from a third party. However, Lex GP-1 Trust has the discretion to determine the terms of any loan made to an affiliate after we have contributed to the MLP our economic interest in our three other operating partnerships. In any event, the interest rate on any loan that is made after the contribution is effected may not be less than the applicable federal rate.

The following is a brief description of the other material terms of the Amended MLP Agreement.

Management

Pursuant to the Amended MLP Agreement, Lex GP-1 Trust, as the sole general partner, generally has full, exclusive and complete responsibility and discretion in the management, operation and control of the MLP, including the ability to cause the MLP to enter into certain major transactions, including acquisitions and dispositions of loans and other assets and refinancings of existing indebtedness. No limited partner may take part in the operation, management or control of the business of the MLP by virtue of being a holder of MLP Units.

Lex GP-1 Trust may not be removed as general partner of the MLP, except that upon its bankruptcy or dissolution, the limited partners may elect a successor general partner to continue the partnership.

Transferability of Interests

General Partner

The Amended MLP Agreement provides that Lex GP-1 Trust may not sell, assign, transfer, pledge or otherwise dispose of its general partner interest without the consent of the holders of a majority of the MLP Units, except for transfers to a subsidiary of ours.

Limited Partners

Except for certain transfers and assignments to family members of individual limited partners, the Amended MLP Agreement prohibits the sale, assignment, transfer, pledge or disposition of all or any portion of the limited partners' MLP Units without our consent, which consent may be withheld in our sole and absolute discretion. The Amended MLP Agreement also contains restrictions on transfers of MLP Units if, among other things, we determine that such transfer:

•	may require registration of the MLP Units under federal or state securities laws,
•	may cause us to fail to comply with the REIT rules under the Code, or
•	may cause the MLP to be treated as a publicly traded partnership under the Code.

Capital Contributions and Borrowings

The Amended MLP Agreement provides that we may determine that the MLP requires additional funds and that we may:

•	on behalf of the MLP, accept additional capital contributions from existing partners or other persons,
•	cause the MLP to borrow funds from a financial institution or other person,
•	borrow such funds from a lending institution or other person and subsequently lend such funds to the MLP, or
•	directly lend funds to the MLP.

While the limited partners have no preemptive right to make additional capital contributions, the Amended MLP Agreement provides that subject to certain limitations we, through the general partner, may make additional capital contributions to the MLP, in exchange for additional MLP Units or additional assets, as we determine in good faith to be desirable to further the purposes or business of the MLP. If we contribute additional capital to the MLP and receive additional MLP Units for such capital contribution, our percentage interests will be increased on a proportionate basis based on the amount of such additional capital contributions and the value of the MLP at the time of such contributions. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis. In addition, if we contribute additional capital to the MLP and receive additional MLP Units for such capital contribution, we may revalue the assets of the MLP to their fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such assets (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the Amended MLP Agreement if there were a disposition of such assets for such fair market value on the date of the revaluation. The MLP could also issue MLP Units to its affiliates or third parties, in exchange for assets contributed to or services provided for the MLP. Such transactions may give rise to a revaluation of the partnership's assets and an adjustment to partners' capital accounts.

The MLP could also issue preferred MLP Units in connection with acquisitions of assets or otherwise. Any such preferred MLP Units would have priority over common MLP Units with respect to distributions from the MLP, including the MLP Units that we own directly or through subsidiaries.

Redemption Rights

Each holder of MLP Units that were outstanding on November 7, 2005, has the right to redeem its MLP Units. Holders of 33,535 MLP Units issued subsequent to November 7, 2005, may not redeem their MLP Units until on or after November 7, 2007. This right may be exercised at the election of holders of MLP Units by giving written notice, subject to some limitations. The purchase price for each of the MLP Units to be redeemed will equal the fair market value of one of our common shares, calculated as the average of the daily closing prices on the New York Stock Exchange for the twenty consecutive business days immediately preceding the date of determination or, if no closing price is available, as provided in the Amended MLP Agreement. The purchase price for MLP Units may be paid in cash or, in our discretion, by the issuance of a number of our common shares equal to the number of MLP Units with respect to which the rights are being exercised, subject to adjustment based on share splits, mergers, consolidations or similar pro rata transactions.

No holder of MLP Units may exercise its redemption rights if we could not issue stock to the redeeming partner in satisfaction of the redemption (regardless of whether we would in fact do so instead of paying cash) because of the ownership limitations contained in our charter, or if the redemption would cause us to violate the REIT requirements. See “—Restrictions Relating to REIT Status” above. In addition, no holder of MLP Units may exercise the redemption right:

•	for fewer than 500 MLP Units or, if a limited partner holds fewer than 500 MLP Units, all of the MLP Units held by such limited partner; or
•

if we determine that allowing such redemption may cause the MLP to be treated as a publicly traded partnership. We intend to permit on an annual basis, transfers and redemptions, other than certain exempt transfers and redemptions, of up to 2% of the outstanding MLP Units, exclusive of MLP Units held by us.

The aggregate number of common shares issuable if we elect to redeem MLP Units that are outstanding as of the date of this prospectus upon exercise by holders of MLP Units of their redemption rights (regardless of when such units are redeemable) is 35,538,803 shares. The number of common shares issuable and the cash amount payable upon exercise of the redemption rights will be adjusted to account for share splits, mergers, consolidations or similar pro rata share transactions.

We guarantee the performance of the redemption obligations of the MLP under the Amended MLP Agreement.

Tax Treatment of Redemption of MLP Units

The following discussion summarizes certain federal income tax considerations that may be relevant to a holder who redeems its MLP Units.

If we elect to acquire any of the MLP Units tendered for redemption pursuant to the Amended MLP Agreement with our common shares, the Amended MLP Agreement provides that the redemption will be treated as a sale of units by the redeeming holder to us at the time the units are redeemed. This sale will be fully taxable to the redeeming holder. The determination of gain or loss from the sale will be based on the difference between the holder’s amount realized for tax purposes and its tax basis in such MLP Units. The amount realized will be measured by the fair market value of property received (e.g., the common shares) plus the portion of the liabilities of the MLP allocable to the MLP Units sold. The amount of MLP liabilities considered in this calculation will include the MLP’s share of the liabilities of some entities in which the MLP owns an interest. In general, a holder’s tax basis is based on the cost of the MLP Units, adjusted for the holder’s allocable share of the income, loss, distributions and liabilities of the MLP, as applicable and can be determined by reference to the holder’s Schedule K-1. To the extent that the amount realized exceeds the holder’s basis for the MLP Units disposed of, such holder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the fair market value of the common shares received upon such disposition.

                If we do not elect to acquire a holder’s units for common shares, the MLP will redeem the MLP Units for cash. If the MLP redeems units for cash that we contribute to the MLP for that purpose, the redemption likely would be treated for tax purposes as a sale of the MLP Units to us in a fully taxable transaction, although this is not certain. If the redemption is treated that way for tax purposes, the determination of gain or loss from the sale would be based on the difference between the holder’s amount realized for tax purposes and its tax basis in such MLP Units and the redeeming holder would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of MLP partnership liabilities allocable to the redeemed MLP Units at the time they are redeemed. The amount of MLP liabilities considered in this calculation will include the MLP’s share of the liabilities of some entities in which the MLP owns an interest.

If, instead, the MLP chooses to redeem MLP Units for cash that is not contributed by us for that purpose, the tax consequences of the redemption would be the same as described in the previous paragraph for a sale with the following exception. If the MLP redeems less than all of a holder’s units, the holder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the amount the holder would be treated as receiving, as described above, exceeded its adjusted basis in all of its MLP Units immediately before the redemption.

Each holder of MLP Units should consult its own tax advisor regarding the tax consequences to you of redeeming your units, including the federal, state, local and foreign tax consequences of redeeming units in your particular circumstances and potential changes in applicable laws.

Generally, any gain recognized upon a sale or other disposition of MLP Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of MLP Units attributable to a unitholder’s share of “unrealized receivables” of the MLP (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in the income of the MLP, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the MLP had sold its assets at their fair market value at the time of the transfer of MLP Units.

For noncorporate holders, the maximum rate of tax on the net capital gain (i.e., long-term capital gain less short-term capital loss) from a sale or exchange of a long-term capital asset (i.e., a capital asset held for more than 12 months) is 15% (until 2010). The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the prior depreciation deductions for “unrecaptured Section 1250 gain” (that is, depreciation deductions not otherwise recaptured as ordinary income under the existing depreciation recapture rules). Treasury Regulations provide that individuals, trusts and estates are subject to a 25% tax to the extent of their allocable share of unrecaptured Section 1250 gain immediately prior to their sale or disposition of the MLP units (the “25% Amount”). Provided that the MLP Units are held as a long-term capital asset, such holders would be subject to a maximum rate of tax of 15% on the difference, if any, between any gain on the sale or disposition of the MLP Units and the 25% Amount.

There is a risk that a redemption by the MLP of MLP Units issued in exchange for a contribution of property to the MLP may cause the original transfer of property to the MLP in exchange for the MLP Units to be treated as a “disguised sale” of property. Section 707 of the Code and the Treasury Regulations thereunder (the “Disguised Sale Regulations”) generally provide that, unless one of the prescribed exceptions is applicable, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner’s contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

               Each holder of MLP Units should consult with its own tax advisor to determine whether a redemption of MLP Units could be subject to the Disguised Sale Regulations.

Operations of the MLP

The Amended MLP Agreement allows us to operate the MLP in a manner that permits us to qualify as a REIT at all times and to cause the MLP not to take any action that would cause us to incur additional federal income or excise tax liability under the Code or that would cause the MLP to be treated as a corporation for federal income tax purposes.

The MLP must reimburse us for all amounts we spend in connection with the MLP's business, including:

•	expenses relating to our ownership and management of the MLP;
•	the management fees owing to any advisors, and the fees or compensation owing to directors, officers and employees; and
•	the expense of our being a public company.

Allocations

Profits and losses of the MLP (including depreciation and amortization deductions) for each fiscal year generally are allocated to us and the other limited partners in accordance with the respective percentage interests of the partners in the MLP. The number of MLP Units that we hold generally corresponds to the number of our common shares outstanding. All of the foregoing allocations are subject to compliance with the provisions of Code sections 704(b) and 704(c) and the Treasury regulations promulgated thereunder, which may require allocations that are not in accordance with percentage interests in various circumstances.

Distributions

The Amended MLP Agreement provides that the MLP will make cash distributions in amounts determined by the new general partner in its sole discretion, to us and other limited partners generally in accordance with the respective percentage interests of the partners in the MLP.

Upon liquidation of the MLP, after payment of, or adequate provisions for, debts and obligations of the MLP, including any partner loans, any remaining assets of the MLP will be distributed to us and the other limited partners with positive capital accounts in accordance with the respective positive capital account balances of the partners.

Funding Agreement

In connection with the Merger, we and our four Operating Partnerships, including the MLP, entered into a funding agreement. Pursuant to the funding agreement, the parties agreed, jointly and severally, that, if any of the Operating Partnerships does not have sufficient cash available to make a quarterly distribution to its limited partners in an amount equal to whichever is applicable of (i) a specified distribution set forth in its partnership agreement or (ii) the cash dividend payable with respect to a whole or fractional common shares into which such partnership’s common units would be converted if they were redeemed for our common shares in accordance with its partnership agreement, we and the other Operating Partnerships, each a “funding partnership”, will fund their pro rata share of the shortfall. The pro rata share of each funding partnership and our pro rata share, respectively, will be determined based on the number of units in each funding partnership and, for us, by the amount by which our total outstanding common shares exceeds the number of units in each funding partnership not owned by us, with appropriate adjustments being made if units are not redeemable on a one-for-one basis. Payments under the agreement will be made in the form of loans to the partnership experiencing a shortfall and will bear interest at prevailing rates as determined by us in our discretion but no less than the applicable federal rate. The MLP’s right to receive these loans will expire if we contribute to the MLP all of our economic interests in the other Operating Partnerships, our seven existing joint ventures and all of our other subsidiaries that are partnerships, joint ventures or limited liability companies. However, thereafter the MLP will remain obligated to continue to make these loans until there are no remaining units outstanding in the other Operating Partnerships and all loans have been repaid.

Amendments

Generally, the general partner of the MLP, may not amend the Amended MLP Agreement without the consent of the holders of the majority of the MLP Units, except that without the consent of any limited partner the general partner may amend the agreement to:

•	add to its obligations or surrender its rights, as general partner, under the agreement for the benefit of the limited partners;
•	reflect the issuance of additional MLP Units or the admission, substitution, termination or withdrawal of partners in accordance with the Amended MLP Agreement;
•

reflect inconsequential changes, cure any ambiguity, correct or supplement any provision not inconsistent with law or another provision of the Amended MLP Agreement, or make other changes concerning matters under the Amended MLP Agreement not otherwise inconsistent with the law or the agreement;

•	satisfy requirements or guidelines under federal or state law;
•

reflect changes that are reasonably necessary for it, as general partner, to satisfy the REIT requirements or reflect the transfer of partnership interests from it, as general partner, to its subsidiary;

•

modify the manner in which capital accounts are computed but only to the extent set forth in the Amended MLP Agreement in order to comply with the requirements of the Internal Revenue Code and the Treasury regulations promulgated thereunder; or

•	issue additional MLP Units.

The general partner may not, without the consent of each limited partner adversely affected, make any amendment to Amended MLP Agreement that would (1) convert a limited partnership interest into a general partner interest or modify the limited liability of a limited partner, (2) alter the distribution rights or the allocations described in the agreement or (3) modify the redemption rights.

Exculpation and Indemnification of the General Partner

The Amended MLP Agreement provides that neither the general partner nor any of its directors and officers are liable to the MLP or to any of its partners as a result of errors in judgment or mistakes of fact or law or of any act or omission, if the general partner, its director or its officer acted in good faith.

In addition, the Amended MLP Agreement requires the MLP to indemnify and hold harmless the general partner, its directors, officers and any other persons it designates, from and against any and all claims arising from operations of the MLP in which any such indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty,
•	the indemnitee actually received an improper personal benefit in money, property or services, or
•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

No indemnitee may subject any partner of the MLP to personal liability with respect to this indemnification obligation.

Term

The MLP will continue until dissolved upon:
•	the general partner's bankruptcy or dissolution or withdrawal (unless the limited partners elect to continue the partnership) or a decree of judicial dissolution under Delaware law;
•	the sale or other disposition of all or substantially all the assets of the MLP; or
•	the redemption of all MLP Units (other than those held by us or our subsidiaries).

Tax Matters Partner

The general partner is the tax matters partner of the MLP, and it has the authority to make tax elections under the Code on behalf of the MLP.

COMPARISON OF OWNERSHIP OF MLP UNITS AND COMMON SHARES

The information below highlights a number of the significant differences MLP and us relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of MLP Units and our common shares, respectively. These comparisons are intended to assist unitholders in understanding how their investment will be changed if their MLP Units are redeemed for common shares. This discussion is summary in nature and does not constitute a complete discussion of these matters, and unitholders should carefully review the balance of this prospectus and the registration statement of which this prospectus is a part for additional important information about us.

MLP	THE COMPANY
FORM OF ORGANIZATION AND ASSETS OWNED
The MLP is organized as a Delaware limited partnership. The MLP owns interests (directly and indirectly through subsidiaries) in properties and assets.

We are a Maryland statutory real estate investment trust. We believe that we have operated so as to qualify as a REIT under the Code, commencing with our taxable year ended December 31, 1993, and intend to continue to so operate. Our indirect interest in our operating partnerships, including the MLP, gives us an indirect investment in the properties owned by our operating partnerships. In addition, we own (either directly or indirectly through interests in subsidiaries other than our operating partnerships) interests in other properties and assets.

LENGTH OF INVESTMENT
The MLP has a perpetual term, unless sooner dissolved and terminated.	We have a perpetual term and intend to continue our operations for an indefinite time period.
PURPOSE AND PERMITTED INVESTMENTS

The MLP’s purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Act, provided that such business is to be conducted in such a manner that permits us to be qualified as a REIT unless we cease to qualify as a REIT for reasons other than the conduct of the MLP’s business. The MLP may not take, or refrain from taking, any action which, in the judgment of LXP, in its sole and absolute discretion, (i) could adversely affect our ability to continue to qualify as a REIT, (ii) could subject us to any additional taxes under any Section 857 or Section 4981, or any other section of the Code, or (iii) could violate any law or regulation of any governmental body (unless such action, or inaction, is specifically consented to by us in writing).

Our purposes are to engage in the real estate business and lawful activities incidental thereto, and to engage in any lawful activity permitted under the applicable laws of the State of Maryland. We are permitted by the Amended MLP Agreement to engage in activities not related to the business of the MLP, including activities in direct or indirect competition with the MLP, and may own assets other than our interests in the MLP, and such other assets necessary to carry out our responsibilities under the Amended MLP Agreement, and our declaration of trust. In addition, we have no obligation to present opportunities to the MLP and the unitholders have no rights by virtue of the Amended MLP Agreement in any of our outside business ventures.

ADDITIONAL EQUITY

The MLP is authorized to issue MLP Units and other partnership interests (including partnership interests of different series or classes that may be senior to MLP Units) as determined by the general partner in its sole discretion.

Our board of trustees may cause us to issue, in its discretion, additional equity securities consisting of common shares and/or preferred shares. However, the total number of shares issued may not exceed the authorized number of capital shares set forth in our declaration of trust. The proceeds of equity capital raised by us are not required to be contributed to the MLP; provided, however, that if we desire to increase our ownership of MLP Units, we may only do so by contributing the proceeds of equity capital raised by us.

BORROWING POLICIES
The MLP has no restrictions on borrowings, and the general partner has full power and authority to borrow money on behalf of the MLP.	Neither our declaration of trust nor our bylaws impose any restrictions on our ability to borrow money. We are not required to incur our indebtedness through the MLP.
OTHER INVESTMENT RESTRICTIONS

Other than restrictions precluding investments by the MLP that would adversely affect our qualification as a REIT, there are no restrictions upon the MLP’s authority to enter into certain transactions, including among others, making investments, lending the MLP’s funds, or reinvesting the MLP’s cash flow and net sale or refinancing proceeds, except that, without the consent of the holders of a majority of the outstanding MLP Units (other than the MLP Units held by us), the general partner may not utilize any asset of the MLP except (i) to reimburse us under the Amended MLP Agreement, (ii) to make distributions under the Amended MLP Agreement, or (iii) to acquire assets or make loans for the exclusive benefit of the MLP, with certain exceptions.

Neither our declaration of trust nor our bylaws impose any restrictions upon the types of investments made by us. However, contractual obligations may inhibit our ability to invest in certain asset types.

MANAGEMENT CONTROL

All management powers over the business and affairs of the MLP are vested in the general partner of the MLP, and no limited partner of the MLP has any right to participate in or exercise control or management power over the business and affairs of the MLP. See “—Voting Rights —Vote Required to Dissolve the MLP or Us” below. The general partner may not be removed by the limited partners of the MLP with or without cause.

Our board of trustees has exclusive control over our business and affairs subject only to the restrictions in our declaration of trust and bylaws. Our board of trustees consists of 11 trustees, which number may be increased or decreased by vote of at least a majority of the entire board of trustees pursuant to our bylaws. The trustees are elected at each annual meeting of our shareholders. The policies adopted by the board of trustees may be altered or eliminated without a vote of the shareholders. Accordingly, except for their vote in the elections of trustees, shareholders have no control over our ordinary business policies.

DUTIES

Under Delaware law, the general partner of the MLP is accountable to the MLP as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. The general partner has agreed to use reasonable efforts to allocate “excess non-recourse liabilities” in a manner that will avoid or minimize any potential recapture tax liability of the partners.

Under Maryland law, our trustees must perform their duties in good faith, in a manner that they reasonably believe to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Trustees who act in such a manner generally will not be liable to us for monetary damages arising from their activities.

MANAGEMENT LIABILITY AND INDEMNIFICATION

Under Delaware law, the general partner has liability for the payment of the obligations and debts of the MLP unless limitations upon such liability are stated in the document or instrument evidencing the obligation. Under the Amended MLP Agreement, the MLP has agreed to indemnify Lex GP-1 and us, and any director, trustee or officer of Lex LP-1, the MLP or us to the fullest extent permitted under the Delaware Act. The reasonable expenses incurred by an indemnitee may be reimbursed by the MLP in advance of the final disposition of the proceeding upon receipt by the MLP of a written affirmation by such indemnitee of his, her or its good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by such indemnitee to repay the amount if it is ultimately determined that such standard was not met.

Under our declaration of trust, the liability of our trustees and officers to us and our shareholders for money damages is limited to the fullest extent permitted under Maryland law. Under our declaration of trust we are required to indemnify our trustees and officers to the fullest extent permitted under Maryland law and to indemnify our other employees and agents to such extent as authorized by our board of trustees or our bylaws, but only to the extent permitted under applicable law.

ANTI-TAKEOVER PROVISIONS

Except in limited circumstances (see “—Voting Rights” below), the general partner of the MLP has exclusive management power over the business and affairs of the MLP. The general partner may not be removed by the limited partners. Without the consent of the general partner, a transferee will not be (i) admitted to the MLP as a substituted limited partner or (ii) entitled to the same rights as a substituted limited partner.`

Our declaration of trust and bylaws contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of us or the removal of incumbent management. These provisions include, among others: (1) authorized capital shares that may be issued as preferred shares in the discretion of the board of trustees, with superior voting rights to the common shares; (2) a requirement that trustees may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the combined voting power of all classes of shares of beneficial interest entitled to vote in the election of trustees; and (3) provisions designed to, among other things, avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Code.

Furthermore, under Maryland law, “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. See “Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws – Maryland Law,” elsewhere in this prospectus.

VOTING RIGHTS

All decisions relating to the operation and management of the MLP are made by the general partner. See “Description of the MLP Units” elsewhere in this prospectus. As of the date of this prospectus, we held, through Lex GP-1 and Lex LP-1, the general partner interest and 31.0% of the MLP Units. As MLP Units are redeemed, our percentage ownership of the MLP will increase.

We are managed and controlled by a board of trustees presently consisting of 11 members. Each trustee is to be elected by the shareholders at annual meetings of our shareholders. Maryland law requires that certain major corporate transactions, including most amendments to the declaration of trust, may not be consummated without the approval of shareholders as set forth below. All common shares have one vote, and the declaration of trust permits the board of trustees to classify and issue preferred shares in one or more series having voting power which may differ from that of the common shares. See “Description of Our Common Shares” elsewhere in this prospectus.

The following is a comparison of the voting rights of the limited partners of the MLP and our shareholders as they relate to certain major transactions:
A. AMENDMENT OF THE PARTNERSHIP AGREEMENT OR THE DECLARATION OF TRUST.

Generally, the general partner of the MLP, may not amend the Amended MLP Agreement without the consent of the holders of the majority of the MLP Units, except the general partner may, without the consent of the limited partners, amend the Amended MLP Agreement as to certain ministerial matters.

Amendments to our declaration of trust must be advised by our board of trustees and approved generally by at least a majority of the votes entitled to be cast on that matter at a meeting of shareholders. Certain amendments that affect provisions on termination require the affirmative vote of two-thirds of the votes entitled to be cast and certain amendments that affect provisions on amendments to the declaration of trust or the bylaws, provisions relating to the board of directors or obligations under written instruments require the affirmative vote of 80% of the votes entitled to be cast. In addition, our declaration of trust may be amended by a two-thirds majority of our trustees, without shareholder approval, in order to preserve our qualification as a REIT under the Code.

B. VOTE REQUIRED TO DISSOLVE OR TERMINATE THE MLP OR US.
The MLP may be dissolved upon the occurrence of certain events, none of which require the consent of the limited partners.	We may be terminated only upon the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote thereon.
C. VOTE REQUIRED TO SELL ASSETS OR MERGE.

Under the Amended MLP Agreement, the sale, exchange, transfer or other disposition of all or substantially all of the MLP’s assets does not require the consent of a majority in interest of the limited partners. However, a merger or consolidation of the MLP pursuant to which the MLP Units are converted or exchanged for securities of another operating partnership requires the consent of a majority in interest of the limited partners, except under certain circumstances.

Under Maryland law and our declaration of trust, the sale of all or substantially all of our assets, or a merger or consolidation of us, requires the approval of our board of trustees and the holders of a majority of the outstanding shares entitled to vote thereon. No approval of the shareholders is required for the sale of less than all or substantially all of our assets.

COMPENSATION, FEES AND DISTRIBUTIONS

The general partner does not receive any compensation for its services as general partner of the MLP. As a partner in the MLP, however, the general partner and the limited partner Lex GP-1 and Lex LP-1 have the same right to allocations and distributions as other partners of the MLP. In addition, the MLP will reimburse Lex GP-1 (and us) for certain expenses incurred relating to the management of the MLP.

Our non-employee trustees and our officers receive compensation for their services.
LIABILITY OF INVESTORS
Under the Amended MLP Agreement and applicable state law, the liability of limited partners for the MLP’s debts and obligations is generally limited to the amount of their investment in the MLP.	Under Maryland law, our shareholders are generally not personally liable for our debts or obligations.

NATURE OF INVESTMENT

The MLP Units constitute equity interests in the MLP. Generally, unitholders are allocated and distributed amounts in accordance with their respective percentage interest in the MLP, from time to time, but not less than semi-annually, as determined in the manner provided in the Amended MLP Agreement and subject to certain restrictions and exceptions for certain limited partners. The MLP generally intends to retain and reinvest proceeds of the sale of property or excess refinancing proceeds in its business.

Common shares constitute equity interests in us. We are entitled to receive our pro rata share of distributions made by the MLP with respect to the MLP Units held by us, and by our other direct subsidiaries. Each common shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to the common shares. The dividends payable to the common shareholders are not fixed in amount and are only paid if, when and as authorized by our board of trustees and declared by us. In order to continue to qualify as a REIT, we generally must distribute at least 90% of our net taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

POTENTIAL DILUTION OF RIGHTS

Lex GP-1 is authorized, in its sole discretion and without limited partner approval, to cause the MLP to issue additional the MLP Units and other equity securities for any partnership purpose at any time to the limited partners or to other persons (including the general partner or us under certain circumstances set forth in the Amended MLP Agreement).

Our board of trustees may authorize us to issue, in its discretion, additional shares, and has the authority to cause us to issue from authorized capital a variety of other equity securities with such powers, preferences and rights as the board of trustees may designate at the time. The issuance of either additional common shares or other similar equity securities may result in the dilution of the interests of the shareholders.

LIQUIDITY

Holders of MLP Units may not transfer their MLP Units without the general partner’s consent.

Without the consent of the general partner, a transferee will not be (i) admitted to the MLP as a substituted limited partner or (ii) entitled to the same rights as a substituted limited partner. Limited partners have the right to tender their MLP Units for redemption by the MLP at certain times, as specified in the Amended MLP Agreement. See “The MLP’s Second Amended and Restated Partnership Agreement; Redemption of MLP Units” elsewhere in this prospectus.

The common shares covered by this prospectus will be freely transferable as registered securities under the Securities Act. Our common shares are listed on the New York Stock Exchange. The breadth and strength of this secondary market will depend, among other things, upon the number of shares outstanding, our financial results and prospects, the general interest in the Company and other real estate investments, and our dividend yield compared to that of other debt and equity securities.

FEDERAL INCOME TAXATION

The MLP is not subject to federal income taxes. Instead, each unitholder includes its allocable share of the MLP’s taxable income or loss in determining its individual federal income tax liability. The maximum federal income tax rate for individuals under current law is 35%.

A unitholder’s share of income and loss generated by the MLP generally is subject to the “passive activity” limitations. Under the “passive activity” rules, income and loss from the MLP that are considered “passive income” generally can be offset against income and loss from other investments that constitute “passive activities.” Cash distributions from the MLP are not taxable to a unitholder except to the extent such distributions exceed such unitholder’s basis in its interest in the MLP (which will include such holder’s allocable share of the MLP’s taxable income and nonrecourse debt).

Each year, unitholders will receive a Schedule K-1 containing detailed tax information for inclusion in preparing their federal income tax returns.

Unitholders are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which the MLP owns property, even if they are not residents of those states.

We have elected to be taxed as a REIT. So long as we qualify as a REIT, we will be permitted to deduct distributions paid to our shareholders, which effectively will reduce the “double taxation” that typically results when a corporation earns income and distributes that income to its shareholders in the form of dividends. A qualified REIT, however, is subject to federal income tax on income that is not distributed and also may be subject to federal income and excise taxes in certain circumstances. The maximum federal income tax rate for corporations under current law is 35%.

Dividends paid by us will be treated as “portfolio” income and cannot be offset with losses from “passive activities.” The maximum federal income tax rate for individuals under current law is 35%. Distributions made by us to our taxable domestic shareholders out of current or accumulated earnings and profits will be taken into account by them as ordinary income. Distributions that are designated as capital gain dividends generally will be taxed as long-term capital gain, subject to certain limitations, but generally would not be eligible for certain recently-enacted reduced rates. Distributions in excess of current or accumulated earnings and profits will be treated as a non-taxable return of basis to the extent of a shareholder’s adjusted basis in its common shares, with the excess taxed as capital gain.

Each year, shareholders will receive an IRS Form 1099 used by corporations to report dividends paid to their shareholders.

Shareholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in certain states.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You are advised to assume that the information in this prospectus is accurate only as of its date.

The following discussion summarizes the material United States federal income tax considerations to you as a prospective holder of our common shares and assumes that you will hold such shares as capital assets (within the meaning of section 1221 of the Code). For a discussion of certain federal income tax considerations that may be relevant to a unitholder that exercises its right to redeem MLP units, see “Redemption of MLP Units – Tax Treatment of Redemption of MLP Units” elsewhere in this prospectus. The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all of our shareholders. It does not discuss all of the aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to certain types of shareholders who are subject to special treatment under the federal income tax laws including, without limitation, insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

This summary is based on current provisions of the Code, the Treasury regulations promulgated thereunder and judicial and administrative authorities. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. In addition, we have not received, and do not plan to request, any rulings from the IRS concerning our tax treatment. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or that such statements will be sustained by a court if so challenged. EACH PROSPECTIVE HOLDER OF OUR SHARES IS ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF INVESTING IN OUR SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Taxation of the Company

General

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized, and have operated, in such a manner so as to qualify for taxation as a REIT under the Code and intend to conduct our operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that we have operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that the actual results of our operations for any one taxable year have satisfied or will continue to satisfy such requirements.

In the opinion of Paul, Hastings, Janofsky & Walker LLP, based on certain assumptions and our factual representations that are described in this section and in an officer’s certificate, commencing with our taxable year ended December 31, 1993, we have been organized and operated in conformity with the requirements for qualification as a REIT and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters including, but not limited to, those set forth herein, and those concerning our business and properties as set forth in this prospectus. An opinion of counsel is not binding on the IRS or the courts and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinion.

The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our REIT taxable income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:

•	we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.
•	under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference.
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if we have (a) net income from the sale or other disposition of “foreclosure property,” which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

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if we have net income from “prohibited transactions,” such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

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if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which 95% (90% for taxable years ending on or prior to December 31, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test, multiplied by (b) a fraction intended to reflect our profitability.

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if we should fail to satisfy the asset tests (as discussed below) but nonetheless maintain our qualification as a REIT because certain other requirements have been met and we do not qualify for a de minimis exception, we may be subject to a tax that would be the greater of (a) $50,000; or (b) an amount determined by multiplying the highest rate of tax for corporations by the net income generated by the nonqualifying assets for the period beginning on the first date of the failure and ending on the day we dispose of the assets (or otherwise satisfy the requirements for maintaining REIT qualification).

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if we should fail to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and other than the asset tests, but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a $50,000 penalty for each failure.

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if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

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if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we do not elect to be taxed at the time of the acquisition, we would be subject to tax at the highest corporate rate if we dispose of such asset during the 10-year period beginning on the date that we acquired that asset, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of our acquisition over the adjusted basis of such property at such time). This tax is referred to as the “Built-In Gains Tax.”

•	we will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.
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if we own a residual interest in a real estate mortgage investment conduit, or REMIC, we will be taxable at the highest corporate rate on the portion of any excess inclusion income that we derive from the REMIC residual interests equal to the percentage of our shares that is held in record name by “disqualified organizations.” Similar rules apply if we own an equity interest in a taxable mortgage pool. A “disqualified organization” includes the United States, any state or political subdivision thereof, any foreign government or international organization, any agency or instrumentality of any of the foregoing, any rural electrical or telephone cooperative and any tax-exempt organization (other than a farmer’s cooperative described in Section 521 of the Code) that is exempt from income taxation and from the unrelated business taxable income provisions of the Code. However, to the extent that we own a REMIC residual interest or a taxable mortgage pool through a taxable REIT subsidiary, we will not be subject to this tax. See the heading “Requirements for Qualification” below.

Requirements for Qualification

A REIT is a corporation, trust or association (1) that is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) that has the calendar year as its taxable year, (6) the beneficial ownership of which is held by 100 or more persons, (7) during the last half of each taxable year (after the first REIT taxable year) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and subject to certain attribution rules) (the “5/50 Rule”), and (8) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months (other than the first year of a REIT).

We may redeem, at our option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, our declaration of trust includes restrictions regarding the transfer of our shares that are intended to assist it in continuing to satisfy requirements (6) and (7). Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to our shareholders requesting information regarding the actual ownership of our shares, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (7) above, we will be treated as having met the requirement. See “Description of Common Shares—Restrictions on Ownership” in this prospectus.

The Code allows a REIT to own wholly-owned corporate subsidiaries which are “qualified REIT subsidiaries.” The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as its assets, liabilities and items of income, deduction and credit.

For taxable years beginning on or after January 1, 2001, a REIT may also hold any direct or indirect interest in a corporation that qualifies as a “taxable REIT subsidiary,” as long as the REIT’s aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT’s total assets. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses, own assets, and earn income that, if engaged in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See “—Asset Tests” below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm’s-length.

In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership. Also, we will be deemed to be entitled to our proportionate share of the income of the partnership. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and assets tests (as discussed below). Thus, our proportionate share of the assets, liabilities, and items of gross income of the partnerships in which we own an interest are treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein. The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.

A significant number of our investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change and might preclude us from qualifying as a REIT. We believe that each partnership in which we hold a material interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

Special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. An entity or portion thereof may be classified as a taxable mortgage pool under the Code if:

•	substantially all of the assets consist of debt obligations or interests in debt obligations;
•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;
•	the entity has issued debt obligations that have two or more maturities; and
•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under U.S. Treasury regulations, if less than 80% of the assets of an entity (or the portion thereof) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

An entity or portion thereof that is classified as a taxable mortgage pool is generally treated as a taxable corporation for federal income tax purposes. However, the portion of the REIT’s assets, held directly or through a qualified REIT subsidiary, that qualifies as a taxable mortgage pool is treated as a qualified REIT subsidiary that is not subject to corporate income tax and therefore the taxable mortgage pool classification does not change that treatment. The classification of a REIT, qualified REIT subsidiary or portion thereof as a taxable mortgage pool could, however, result in taxation of a REIT and certain of its shareholders as described below.

Recently issued IRS guidance indicates that a portion of income from a taxable mortgage pool arrangement, if any, could be treated as "excess inclusion income." Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a REMIC residual interest or taxable mortgage pool interest over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price at the beginning of the quarter multiplied by (b) 120% of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). Under the recent guidance, such income would be allocated among our shareholders in proportion to dividends paid and, generally, may not be offset by net operating losses of the shareholder, would be taxable to tax exempt shareholders who are subject to the unrelated business income tax rules of the Code and would subject non-U.S. shareholders to withholding tax (without exemption or reduction of the withholding rate). To the extent that excess inclusion income is allocated from a taxable mortgage pool to any disqualified organizations that holds our shares, we may be taxable on this income at the highest applicable corporate tax rate (currently 35%).

Because this tax would be imposed on the REIT, all of the REIT’s shareholders, including shareholders that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of any portion of our assets as a taxable mortgage pool. In addition, excess inclusion income might be non-cash accrued income, or "phantom" taxable income, which could therefore adversely affect our ability to satisfy our distribution requirements. See “—Annual Distribution Requirement” below.

If we own less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for federal income tax purposes and would potentially be subject to corporate income tax. In addition, this characterization would affect our REIT income and asset test calculations and could adversely affect our ability to qualify as a REIT.

We have made and in the future intend to make investments or enter into financing and securitization transactions that may give rise to our being considered to own an interest, directly or indirectly, in one or more taxable mortgage pools. Prospective holders are urged to consult their own tax advisors regarding the tax consequences of the taxable mortgage pool rules to them in light of their particular circumstances.

Income Tests

In order to maintain qualification as a REIT, we must satisfy annually certain gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities and certain other specified sources. For taxable years beginning on or after January 1, 2005, any income from a hedging transaction that is clearly and timely identified and that hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income (rather than being treated as qualifying or nonqualifying income) for purposes of the 95% gross income test.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

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First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

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Second, the Code provides that rents received from a tenant generally will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner of 10% or more of our shares, actually or constructively owns 10% or more of such tenant.

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Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property (based on the ratio of fair market value of personal and real property) will not qualify as “rents from real property.”

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Finally, in order for rents received to qualify as “rents from real property,” we generally must not operate or manage the property (subject to a de minimis exception as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property (“Permissible Services”).

For our taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property notwithstanding the fact that it provides services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for “impermissible services”

with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by us with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that we will be deemed to have received for performing “impermissible services” will be the greater of the actual amounts so received or 150% of the direct cost to us of providing those services.

We believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be qualifying income under those tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect and we disclosed the nature and amounts of our items of gross income in a schedule attached to our federal income tax return for such year (and for taxable years beginning on or before October 22, 2004, such schedule is filed in accordance with Treasury Regulations to be issued and any incorrect information on the schedule was not due to fraud with intent to evade tax). It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. Even if this relief provision applied, a 100% penalty tax would be imposed on the greater of (1) the amount by which we failed the 75% gross income test or (2) the amount by which 95% (90% for taxable years ending on or before December 31, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test, multiplied by a fraction intended to reflect our profitability.

Subject to certain safe harbor exceptions, any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon our ability to qualify as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

Asset Tests

At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. At least 75% of the value of our total assets must be represented by real estate assets, including our allocable share of real estate assets held by partnerships in which we own an interest or such an interest is held by our qualified REIT subsidiaries, stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) debt offering by us, cash, cash items (including certain receivables) and government securities. In addition, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries (as defined above under “—Requirements for Qualification”). Except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations, (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer (the “5% value test”), (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of a single issuer (the “10% vote test”) and (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the “10% value test”). The following assets are not treated as “securities” held by us for purposes of the 10% value test: (i) “straight debt” meeting certain requirements, unless we hold (either directly or through our “controlled” taxable REIT subsidiaries) certain other securities of the same corporate or partnership issuer that have an aggregate value greater than 1% of such issuer’s outstanding securities; (ii) loans to individuals or estates; (iii) certain rental agreements calling for deferred rents or increasing rents that are subject to Section 467 of the Code, other than with certain related persons; (iv) obligations to pay us amounts qualifying as “rents from real property” under the 75% and 95% gross income tests; (v) certain securities issued by certain governmental entities; and (vi) securities issued by another qualifying REIT. In addition, any debt instrument issued by a partnership will not be treated as a “security” under the 10% value test if at least 75% of the partnership’s gross income (excluding gross income from prohibited transactions) is derived from sources meeting the requirements of the 75% gross income test. If the partnership fails to meet the 75% gross income test, then the debt instrument issued by the partnership nevertheless will not be treated as a “security” to the extent of our interest as a partner in the partnership. Also, in determining our allocable share of any securities owned by the partnership, our share of the assets of the partnership, solely for purposes of applying the 10% value test in taxable years beginning on or after January 1, 2005, will correspond not only to our interest as a partner in the partnership but also to our proportionate interest in certain debt securities issued by the partnership.

We believe that substantially all of our assets consist of (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. We may also invest in securities of other entities, provided that such investments will not prevent us from satisfying the asset and income tests for REIT qualification set forth above.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we inadvertently fail one or more of the asset tests at the end of a calendar quarter because we acquire securities or other property during the quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of the calendar quarter in which it arose. If we were to fail any of the asset tests at the end of any quarter without curing such failure within 30 days after the end of such quarter, we would fail to qualify as a REIT, unless we were to qualify under certain recently enacted relief provisions. Under one of these relief provisions, if we were to fail the 5% value test, the 10% vote test or the 10% value test, we nevertheless would continue to qualify as a REIT if the failure was due to the ownership of assets having a total value not exceeding the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000, and we were to dispose of such assets (or otherwise meet such asset tests) within six months after the end of the quarter in which the failure was identified. If we were to fail to meet any of the REIT asset tests for a particular quarter, but did not qualify for the relief for de minimis failures that is described in the preceding sentence, then we would be deemed to have satisfied the relevant asset test if: (i) following our identification of the failure, we were able to file a schedule with a description of each asset that caused the failure; (ii) the failure was due to reasonable cause and not due to willful neglect; (iii) we were to dispose of the non-qualifying asset (or otherwise meet the relevant asset test) within six months after the last day of the quarter in which the failure was identified, and (iv) we were to pay a penalty tax equal to the greater of $50,000, or the highest corporate tax rate multiplied by the net income generated by the non-qualifying asset during the period beginning on the first date of the failure and ending on the date we dispose of the asset (or otherwise cure the asset test failure). These relief provisions will be available to us in the taxable years beginning on or after January 1, 2005, although it is not possible to predict whether in all circumstances we would be entitled to the benefit of these relief provisions.

Annual Distribution Requirement

With respect to each taxable year, we must distribute to shareholders as dividends (other than capital gain dividends) at least 90% of our taxable income. Specifically, we must distribute an amount equal to (1) 90% of the sum of our “REIT taxable income” (determined without regard to the deduction for dividends paid and by excluding any net capital gain) and any after-tax net income from foreclosure property, minus (2) the sum of certain items of “excess noncash income” such as income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount. REIT taxable income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received.

We will be subject to tax on amounts not distributed at regular U.S. federal corporate income tax rates. In addition, a 4% nondeductible excise tax is imposed on the excess of (1) 85% of our ordinary income for the year plus 95% of capital gain net income for the year and the undistributed taxable income for the prior year over (2) the actual distribution to shareholders during the year (if any). Net operating losses that we generated may be carried forward (but not carried back) and used for 15 years (or 20 years in the case of net operating losses generated in our tax years commencing on or after January 1, 1998) to reduce REIT taxable income and the amount that it will be required to distribute in order to remain qualified as a REIT. As a REIT, our net capital losses may be carried forward for five years (but not carried back) and used to reduce capital gains.

In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT taxable income. However, we may elect to treat a dividend declared and paid after the end of the year (a “subsequent declared dividend”) as paid during such year for purposes of complying with the distribution test and computing REIT taxable income, if the dividend is (1) declared before the regular or extended due date of our tax return for such year and (2) paid not later than the date of the first regular dividend payment made after the declaration, but in no case later than 12 months after the end of the year. For purposes of computing the 4% nondeductible excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by us in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such quarter of such year will be deemed to have been paid by us (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by us in January of the following calendar year.

For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of our items of income, gain or deduction by the IRS or us, it may be permitted to remedy such failure by paying a “deficiency dividend” in a later year together with interest. Such deficiency dividend may be included in our deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the nondeductible 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

We believe that we have distributed and intend to continue to distribute to our shareholders in a timely manner such amounts sufficient to satisfy the annual distribution requirements. However, it is possible that timing differences between the accrual of income and our actual collection, and the need to make non-deductible expenditures (such as capital improvements or principal payments on debt) may cause us to recognize taxable income in excess of our net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the distribution requirement, we might find it necessary to arrange for short-term, or possibly long-term, borrowings.

Failure to Qualify

Commencing with our taxable year beginning January 1, 2005, if we were to fail to satisfy one or more requirements for REIT qualification, other than an asset or income test violation of a type for which relief is otherwise available as described above, we would retain our REIT qualification if the failure was due to reasonable cause and not willful neglect, and if we were to pay a penalty of $50,000 for each such failure. It is not possible to predict whether in all circumstances we would be entitled to the benefit of this relief provision.

If we fail to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, we would be subject to federal income tax (including applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by it to shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits, which may be eligible for a reduced tax rate with respect to shareholders taxed as individuals if certain additional requirements are met. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

If our failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, we would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event we were to fail to qualify as a REIT in one year and subsequently requalify in a later year, we may elect to recognize taxable income based on the net appreciation in value of our assets as a condition to requalification. In the alternative, we may be taxed on the net appreciation in value of our assets if we sell properties within ten years of the date we requalify as a REIT under federal income tax laws.

Taxation of Taxable U.S. Shareholders

As used herein, the term “U.S. shareholder” means a beneficial owner of our common shares who (for United States federal income tax purposes) (1) is a citizen or resident of the United States, (2) is a corporation or other entity treated as a corporation for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof, (3) is an estate the income of which is subject to United States federal income taxation regardless of its source or (4) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person pursuant to applicable Treasury Regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a shareholder, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A shareholder that is a partnership and the partners in such partnership should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common shares.

As long as we qualify as a REIT, distributions made to our taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deduction as to such amounts. For purposes of computing our earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. For purposes of determining whether distributions on the shares constitute dividends for tax purposes, our earnings and profits will be allocated first to distributions with respect to the Series B Preferred Shares, Series C Preferred Shares and all other series of preferred shares that are equal in rank as to distributions and upon liquidation with the Series B Preferred Shares and Series C Preferred Shares, and second to distributions with respect to our common shares. There can be no assurance that we will have sufficient earnings and profits to cover distributions on any of our common shares.

Certain “qualified dividend income” received by domestic non-corporate shareholders in taxable years prior to December 31, 2010, is subject to tax at the same tax rates as long-term capital gain. Dividends paid by a REIT generally would not qualify as “qualified dividend income” because a REIT is not generally subject to federal income tax on the portion of its REIT taxable income distributed to its shareholders, and therefore, will continue to be subject to tax at ordinary income rates, subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries) in which the REIT has invested. Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT’s “REIT taxable income” for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT’s income that was subject to the Built-In Gains Tax (as described above) in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not expect to distribute a material amount of qualified dividend income, if any.

Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income under the Code. Capital gain dividends, if any, will be allocated among different classes of shares in proportion to the allocation of earnings and profits discussed above.

Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the U.S. shareholder’s shares, and will result in a corresponding reduction in the U.S. shareholder’s basis in the shares. Any reduction in a shareholder’s tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. We will notify U.S. shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceeds the adjusted basis of a U.S. shareholder’s shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.

Aside from the different income tax rates applicable to ordinary income and capital gain dividends for noncorporate taxpayers, regular and capital gain dividends from us will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as “portfolio” income for purposes of the passive activity loss limitation and U.S. shareholders generally will not be able to offset any “passive losses” against such dividends. Capital gains dividends and qualified dividend income may be treated as investment income for purposes of the investment interest limitation contained in Section 163(d) of the Code, which limits the deductibility of interest expense incurred by non-corporate taxpayers with respect to indebtedness attributable to certain investment assets.

In general, dividends paid by us will be taxable to U.S. shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

In general, a U.S. shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder’s adjusted basis of such shares. Such gain or loss will generally be short-term capital gain or loss if the shareholder has not held such shares for more than one year and will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such U.S. shareholder as long-term capital gains.

We may elect to retain and pay income tax on net long-term capital gains. If we make such an election, you, as a holder of shares, will (1) include in your income as long-term capital gains your proportionate share of such undistributed capital gains; (2) be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount and (3) in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS. As a holder of shares you will increase the basis in your shares by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.

Taxation of Non-U.S. Shareholders

The following discussion is only a summary of the rules governing U.S. federal income taxation of non-U.S. shareholders (shareholders that do not qualify as U.S. shareholders) such as nonresident alien individuals, foreign corporations, foreign partnerships or other foreign estates or trusts. Prospective non-U.S. shareholders should consult their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder’s shares, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below.

For withholding tax purposes, we are generally required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. shareholder. We would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, the non-U.S. shareholder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the non-U.S. shareholder’s United States tax liability, if any, with respect to the distribution.

For any year in which we qualify as a REIT, distributions to non-U.S. shareholders who own more than 5% of our shares and that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, a non-U.S. shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. shareholders who own more than 5% of our shares would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions made to non-U.S shareholders who own more than 5% of our shares may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. shareholder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the non-U.S. shareholder’s FIRPTA tax liability.

Under the Tax Increase Prevention and Reconciliation Act of 2005 (“TIPRA”), enacted on May 17, 2006, distributions, made to REIT or regulated investment company (“RIC”) shareholders, that are attributable to gain from sales or exchanges of U.S. real property interests will retain their character as gain subject to the rules of FIRPTA discussed above when distributed by such REIT or RIC shareholders to their respective shareholders. This provision is effective for taxable years beginning after December 31, 2005.

If a non-U.S. shareholder does not own more than 5% of our shares during the tax year within which the distribution is received, the gain will not be considered to be effectively connected with a U.S. business as long as the shares continue to be regularly traded on an established securities market in the United States. As such, a non-U.S. shareholder who does not own more than 5% of our shares would not be required to file a U.S. Federal income tax return by reason of receiving such a distribution. In this case, the distribution will be treated as a REIT dividend to that non-U.S. shareholder and taxed as a REIT dividend that is not a capital gain as described above. In addition, the branch profits tax will not apply to such distributions. If our common shares cease to be regularly traded on an established securities market in the United States, all non-U.S. shareholders (including holders of 5% of our common shares) would be subject to taxation under FIRPTA with respect to capital gains distributions.

Gain recognized by a non-U.S. shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by non-U.S. persons. It is anticipated that we will continue to be a “domestically controlled REIT” after the offering. Therefore, the sale of shares will not be subject to taxation under FIRPTA. However, because our common shares are publicly traded, no assurance can be given that we will continue to qualify as a “domestically controlled REIT.” In addition, a non-U.S. shareholder that owns, actually or constructively, 5% or less of a class of our shares through a specified testing period will not recognize taxable gain on the sale of its shares under FIRPTA if the shares are regularly traded on an established securities market in the United States.

Notwithstanding the general FIRPTA exception for sales of domestically controlled REIT stock discussed above, a disposition of domestically controlled stock will be taxable if the disposition occurs in a wash sale transaction relating to a distribution on such stock. In addition, FIRPTA taxation will apply to substitute dividend payments received in securities lending transactions or sale-repurchase transactions of domestically controlled REIT stock to the extent such payments are made to shareholders in lieu of distributions that would have otherwise been subject to FIRPTA taxation. The foregoing rules will not apply to stock that is regularly traded on an established securities market within the United States and held by a non-U.S. shareholder that held five percent or less of such stock during the one-year period prior to the related distribution. These rules are effective for distributions on and after June 16, 2006. Prospective purchasers are urged to consult their own tax advisors regarding the applicability of the new rules enacted under TIPRA to their particular circumstances.

If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price. Gain not subject to FIRPTA will be taxable to a non-U.S. shareholder if (1) investment in the shares is effectively connected with the non-U.S. shareholder’s United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such nonresident alien individual has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (“Exempt Organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While investments in real estate may generate UBTI, the IRS has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on our intention to invest our assets in a manner that will avoid the recognition of UBTI, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of our shares with debt, a portion of its income from us, if any, will constitute UBTI pursuant to the “debt-financed property” rules under the Code. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under specified provisions of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In addition, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI (the “UBTI Percentage”) in certain circumstances. The UBTI Percentage is our gross income derived from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our capital shares collectively owns more than 50% of the value of our capital shares.

Taxation of Reinvested Dividends

Shareholders who elect to participate in our dividend reinvestment plan will be deemed to have received the gross amount of dividends distributed on their behalf by the plan agent as agent for the participants in such plan. Such deemed dividends will be treated as actual dividends to such shareholders by us and will retain their character and have the tax effects as described above. Participants that are subject to federal income tax will thus be taxed as if they received such dividends despite the fact that their distributions have been reinvested and, as a result, they will not receive any cash with which to pay the resulting tax liability.

Information Reporting and Backup Withholding Tax Applicable to Shareholders

U.S. Shareholders

We will report to U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding, currently at a rate of 28% for 2007, with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Amounts withheld as backup withholding will be creditable against the shareholder’s income tax liability if proper documentation is supplied. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us.

Non-U.S. Shareholders

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. shareholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. shareholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. shareholder’s country of residence. Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. shareholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. shareholder is a United States person.

SELLING SHAREHOLDERS

Selling shareholders are those persons who may receive (or may be deemed to beneficially own) our common shares registered pursuant to this registration statement upon the redemption and exchange of MLP Units and may be deemed affiliates of ours, as well as Winthrop Realty Trust and The LCP Group L.P., each of which currently owns our common shares and may be deemed an affiliate of ours. The number of shares on the following table represents the number of common shares held by the selling shareholders as of December 31, 2006, the number of common shares that may be obtained by the selling shareholders upon the redemption and exchange of all of their respective MLP Units or units in our three other operating partnerships for our common shares, the maximum number of common shares that the selling shareholders may offer pursuant to this prospectus and the aggregate number of our common shares and the percentage of our outstanding common shares that each of the selling shareholders would hold following the completion of this offering.

The selling shareholders named below may from time to time offer the common shares offered by this prospectus:

Selling Stockholder	Total Shares Held Prior to Redemption and Exchange of Units and Offering (1)	Shares Issuable Upon Redemption and Exchange of MLP Units or Units in our other Operating Partnerships (2)	Maximum Shares Offered Pursuant to this Prospectus (2)	Aggregate Shares Owned Following Exchange and Completion of Offering (2)(3)	Percentage of Outstanding Common Shares (2) (3)
Vornado Realty Trust (4)	0	8,149,593 (5)	8,149,593 (5)	0	*
AP LXP Holdings LLC (6)	0	18,687,241	18,687,241	0	*
Winthrop Realty Trust (7)	3,500,000 (8)	0	3,500,000 (8)	0	*
The LCP Group L.P. (9)	33,620	746,804	9,000	771,424 (10)	*

______________

* Less than one percent.

(1)	Based on information available to us as of December 31, 2006.
(2)

Assumes the selling shareholders that currently own MLP Units or units in our three other operating partnerships tender all of their MLP Units and other units for exchange and we elect to satisfy our exchange obligation by issuing common shares in exchange for the MLP Units and other units.

(3)

Assumes that all common shares received upon the redemption of MLP Units are sold in this offering pursuant to this prospectus and that no other transactions with respect to our common shares or MLP Units occur. Percentages in the last column are based upon 69,051,782 common shares (after the exchange of all shares of common stock of Newkirk Realty Trust, Inc. in the merger) outstanding as of December 31, 2006.

(4)	The address of Vornado Realty Trust is 888 Seventh Avenue, New York, New York 10019.
(5)	Comprised of shares underlying MLP Units that are held by VNK Corp., Vornado Newkirk L.L.C. and Vornado Realty L.P., each of which is controlled by Vornado Realty Trust.
(6)	The address for this entity is 2 Manhattanville Road, Suite 203, Purchase, New York 10577.
(7)

The address of Winthrop Realty Trust is 7 Bulfinch Place, Suite 500, Boston, Massachusetts 02114-9507. Michael L. Ashner, our Executive Chairman and Director of Strategic Acquisitions, is Chairman and Chief Executive Officer of Winthrop Realty Trust.

(8)	These shares are held by WRT Realty L.P., a wholly-owned subsidiary of Winthrop Realty Trust.
(9)	The address of The LCP Group L.P. is 711 Westchester Avenue, White Plains, New York 10604. E. Robert Roskind, our Co-Vice Chairman, is Chairman of The LCP Group, L.P.
(10)

Consists of 24,620 common shares, 310,580 units of limited partnership in Lepercq Corporate Income Fund L.P., 391,366 units of limited partnership in Lepercq Corporate Income Fund L.P. II and 44,858 units of limited partnership in Net 3 Acquisition L.P.

                PLAN OF DISTRIBUTION

Issuance of Common Shares Upon Redemption of MLP Units

This prospectus relates to the issuance by us of up to 35,505,267 common shares if, and to the extent that, holders of MLP Units redeem their units and we assume the MLP’s redemption obligations and elect to pay for the redemption with our common shares.

We may issue our common shares in exchange for MLP Units upon the redemption of the units by their holders on a one share for one unit basis. There are 35,505,267 MLP Units that may be redeemed for shares issued pursuant to this prospectus, which represent 68.9% of the total outstanding limited partnership units. We may assume the redemption obligations of the MLP and may elect to pay the per unit redemption price in cash or by issuance of our common shares. At this time, we anticipate that we will assume the redemption obligations and will elect to issue our common shares upon the redemption of all outstanding MLP Units covered by this prospectus.

Under the Amended MLP Agreement, each holder of MLP Units outstanding (other than us) on November 7, 2005 has the right to redeem its MLP Units. Holders of MLP Units issued subsequent to November 7, 2005, may not redeem their MLP Units until on or after November 7, 2007. This redemption right may be exercised at the election of the holder of MLP Units by giving written notice, subject to some limitations. The purchase price for each of the MLP Units to be redeemed will equal the fair market value of one of our common shares, calculated as the average of the daily closing prices for the ten consecutive trading days immediately preceding the date of determination or, if no closing price is available, the fair market value as determined in good faith by the board of directors of the general partner. The purchase price for MLP Units may be paid in cash or, in our discretion, by the issuance of a number of our common shares equal to the number of MLP Units with respect to which the rights are being exercised, subject to adjustment based on stock splits, below market issuances of common shares pursuant to rights, options or warrants to all holders of common shares and dividends of common shares.

No holder of MLP Units may exercise its redemption rights if we could not issue stock to the redeeming partner in satisfaction of the redemption (regardless of whether we would in fact do so instead of paying cash) because of the ownership limitations contained in our charter, or if the redemption would cause us to violate the REIT requirements. See “Certain Provisions of Maryland Law and of our Declaration of Trust and Bylaws—Restrictions Relating to REIT Status” above. In addition, no holder of MLP Units may exercise the redemption right:

•	for fewer than 500 MLP Units or, if he holds fewer than 500 MLP Units, all of MLP Units held by him; or
•

if we determine that allowing such redemption may cause the MLP to be treated as a publicly traded partnership. We intend to permit on an annual basis, transfers and redemptions, other than certain exempt transfers and redemptions, of up to 2% of the outstanding MLP Units, exclusive of MLP Units held by us.

Resales by Selling Stockholders

This prospectus also relates to the resale of our common shares issued upon redemption of MLP Units by the selling shareholders named in this prospectus that may be deemed our affiliates as well as by Winthrop Realty Trust and The LCP Group, which currently hold our common shares and may be deemed affiliates of ours. As used in this section of the prospectus, the term “selling shareholders” includes the selling shareholders named in the table above and any of their pledgees, donees, transferees or other successors-in-interest who receive our common shares offered hereby from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer and who subsequently sell any of such shares after the date of this prospectus.

All costs, expenses and fees in connection with the registration of the common shares offered hereby will be borne by us. Underwriting discounts, brokerage commissions and similar selling expenses, if any, attributable to the sale of the securities covered by this prospectus will be borne by the respective selling shareholders.

The selling shareholders may sell under this prospectus the shares which are outstanding at different times. The selling shareholders will act independently of us in making decisions as to the timing, manner and size of each sale. The sales may be made on any national securities exchange or quotation system on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or other than in such organized and unorganized trading markets, in one or more transactions, at:

•	fixed prices, which may be changed;
•	prevailing market prices at the time of sale;
•	varying prices determined at the time of sale; or
•	negotiated prices.

The shares may be sold by one or more of the following methods in addition to any other method permitted under this prospectus:

•	a block trade in which the broker-dealer so engaged may sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	a purchase by a broker-dealer as principal and resale by such broker-dealer for its own account;
•	an ordinary brokerage transaction or a transaction in which the broker solicits purchasers;
•	a privately negotiated transaction;
•	an underwritten offering;
•	securities exchange or quotation system sale that complies with the rules of the exchange or quotation system;
•	through short sale transactions following which the shares are delivered to close out the short positions;
•	through the writing of options relating to such shares; or
•	through a combination of the above methods of sale.

The selling shareholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell shares covered by this prospectus, including in short sale transactions. If so, the third party may use shares pledged by the selling shareholders or borrowed from the selling shareholders or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from the selling shareholders in settlement of those derivatives to close out any related open borrowings of shares. We will file a supplement to this prospectus to describe any derivative transaction effected by the selling shareholders and to identify the third party in such transactions as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The selling shareholders may effect such transactions by selling the shares covered by this prospectus directly to purchasers, to or through broker-dealers, which may act as agents for the seller and buyer or principals, or to underwriters who acquire shares for their own account and resell them in one or more transactions. Such broker-dealers or underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of the shares covered by this prospectus for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions) and such discounts, concessions, or commissions may be allowed or re-allowed or paid to dealers. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed at different times.

The selling shareholders and any broker-dealers that participate with the selling shareholders or third parties to derivative transactions in the sale of the shares covered by this prospectus may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

We will make copies of this prospectus available to the selling shareholders and have informed them of their obligation to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

The selling shareholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, or any other available exemption from required registration under the Securities Act, provided they meet the criteria and conform to the requirements of such exemption.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling shareholder that any material arrangements have been entered into with an underwriter, a broker-dealer for the sale of shares through an underwritten offering, a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer. Such supplement will disclose:

•	the name of each such selling shareholder and of the participating underwriters or broker-dealers;
•	the number of shares involved;
•	the price at which such shares were sold;
•	the commissions paid or discounts or concessions allowed to such underwriters or broker-dealers, where applicable;
•	as appropriate, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	other facts material to the transaction.

In addition, upon receiving notice from a selling shareholder that a donee, pledgee or transferee or other successor-in-interest intends to sell more than 500 shares covered by this prospectus, we will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act to identify the non-sale transferee.

The selling shareholders are not restricted as to the price or prices at which they may sell their shares. Sales of such shares may have an adverse effect on the market price of the securities, including the market price of the shares. Moreover, the selling shareholders are not restricted as to the number of shares that may be sold at any time, and it is possible that a significant number of shares could be sold at the same time, which may have an adverse effect on the market price of the shares.

We and the selling shareholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

EXPERTS

The consolidated financial statements and related financial statement schedule of Lexington Corporate Properties Trust and subsidiaries included in our Annual Report on Form 10-K/A as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, as updated by our Current Report on Form 8-K filed with the SEC on October 10, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                LEGAL MATTERS

Certain legal matters, including tax matters, will be passed upon by Paul, Hastings, Janofsky & Walker LLP, New York, New York, our counsel. Certain legal matters relating to Maryland law, including the validity of our common shares, will be passed upon by Venable LLP, our counsel with respect to Maryland law.

                WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room and their copy charges.

The information incorporated by reference herein is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC prior to the termination of this offering, modifies or replaces this information. The following documents filed with the SEC are incorporated by reference into this prospectus, except for any document or portion thereof “furnished” to the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 (as amended by Amendment No. 1 thereto on Form 10-K/A filed on March 15, 2006);
•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;
•

our Current Reports on Form 8-K or Form 8-K/A filed on January 5, 2006, January 6, 2006, February 6, 2006, February 16, 2006, March 20, 2006, March 27, 2006, April 27, 2006, May 5, 2006, June 2, 2006, July 24, 2006, August 1, 2006, August 15, 2006, September 13, 2006, October 6, 2006, October 10, 2006 (two separate filings), October 13, 2006, October 18, 2006, October 27, 2006, November 14, 2006, November 27, 2006, December 22, 2006, January 3, 2007 and January 8, 2007;

•	our final proxy statement and prospectus filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2006; and
•

all documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the termination of this offering.

            To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), write us at the following address or call us at the telephone number listed below:

Lexington Realty Trust

One Penn Plaza

Suite 4015

New York, New York 10119-4015

(212) 692-7200

We also maintain a website at http://www.lxp.com through which you can obtain copies of documents that we filed with the SEC. The contents of that website are not incorporated by reference in or otherwise a part of this prospectus.